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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(MARK ONE)
[ ]  Form 10-K

[ ]  Form 20-F

[ ]  Form 11-K

[X]  Form 10-Q

[ ]  Form N-SAR

For the Period Ended Sept. 30, 2002

OR

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION



Xcel Energy Inc.
----------------
Full Name of Registrant



N/A
---
Former Name if Applicable



800 Nicollet Mall
-----------------
Address of Principal Executive Office (Street and Number)



Minneapolis, MN  55402
----------------------
City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



       Management of Xcel Energy and its subsidiary, NRG Energy, Inc. continue to work on the accounting for NRG's asset impairments and their effects on the third quarter results of each of Xcel Energy and NRG in the respective Form 10Q reports to be filed for these registrants. Given the complexity of the impairment calculations under FASB Statement No. 144, the material effects of the impairments on quarterly results, and significant subsequent events which may impact the accounting, we will not be able to timely file our Form 10Q report for the third quarter of 2002, as due on November 14, 2002, without incurring an unreasonable amount of effort and expense. We expect to be able to file the Form 10-Q within five calendar days, on or before November 19, 2002.



PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification



Richard C. Kelly                612              215-5372
----------------                ---              --------

(Name)                          (Area Code)      (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).



YES



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



NO




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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                XCEL ENERGY INC.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 15, 2002                     By  /s/ Richard C. Kelly
      -----------------                         -------------------------
                                                Vice President and Chief
                                                Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.















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